Wolters Kluwer



Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Present at the 2006 Frankfurt Book Fair

Frankfurt, Germany (October 4, 2006) - Wolters Kluwer, a leading global information services and publishing company, announces its participation at the 2006 Frankfurt Book Fair, the world's largest trade fair for books, multimedia and communications. From October 4 through 8, over 200 Wolters Kluwer staff from around the world will gather in Frankfurt to present top Wolters Kluwer brands and introduce a wealth of innovative products.

Wolters Kluwer businesses will be present in Halls 4.2 and 8.0. Wolters Kluwer health, tax, accounting, legal and regulatory businesses can be found in Hall 4.2 (Stand M401), showcasing flagship products from leading brands such as Aspen Publishers, Carl Heymanns Verlag, Ipsoa, Kluwer Law International, Lamy, Lippincott Williams & Wilkins, Luchterhand and Ovid Technologies.

Distinguished education businesses such as Liber, Nelson Thornes and Wolters-Noordhoff will demonstrate some of their most pioneering products in Hall 8 (Stand M948). The latest flexible learning solutions (FLS) will be presented on the highly innovative "interactive white board."

Wolters Kluwer's experts will be available at both locations to speak on a number of industry subjects, demonstrating the latest solutions and services to help their professional customers increase their efficiency and improve their productivity.

For more information or questions on Wolters Kluwer's presence at this event, please see www.wolterskluwer.com or email info@wolterskluwer.com.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.